

August 18, 2022

Wang Huang
Chief Executive Officer
Zepp Health Corp
Huami Global Innovation Center
Building B2, Zhong'an Chuanggu Technology Park
No. 900 Wangjiang West Road
Hefei, 230088
People's Republic of China

> **Re: Zepp Health Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**

Dear Mr. Huang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with our VIEs, page 3

1. You disclose that you are not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities, or VIEs. Please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities including that it could cause the value of such securities to significantly decline or become worthless. "

2. You disclose that despite the lack of legal majority ownership, your Cayman Island holding company is considered the primary beneficiary of your VIEs and consolidates your VIEs and their subsidiaries as required by Accounting Standards Codification topic 810, *Consolidation*. Please revise your disclosures to clarify that you consolidate the financial results of your VIEs and their subsidiaries in your consolidated financial statements because you are the primary beneficiary for accounting purposes.

3. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose in this section whether and how the Holding Foreign Companies Accountable Act (HFCAA) and Accelerating Holding Foreign Companies Accountable Act (Accelerating HFCAA) and related regulations will affect your company. In this respect, disclose the timeframes associated with the HFCAA and Accelerating HFCAA, and provide a specific cross-reference to the longer risk factor discussion of the impacts of the HFCAA and Accelerating HFCAA.

4. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

Cash Flows through Our Organization, page 6

5. Provide a clear description of how cash is transferred through your organization. Disclose whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Clarify your disclosures that indicate you plan to continue to determine the amount of service fee and payment method with your VIEs and their shareholders through bona fide negotiation, and settle fees under the contractual arrangements accordingly in the future. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Permissions Required from the PRC Authorities for Our Operations, page 8

6. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Financial Information Related to the VIEs, page 12

7.   Please revise to label your tables as Selected Condensed Consolidating Statements of Operations Data, Selected Condensed Consolidating Balance Sheets Data and Selected Condensed Consolidating Cash Flows Data.

D. Risk Factors
Summary Risk Factors, page 17

8.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

"We collect, store, process and use personal infoon and other user data, which subjects us to laws, governmental regulations...", page 23

9.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain in greater detail how this oversight impacts your business and and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

"The PRC government's significant oversight and discretion over our business operation could result in a material adverse change...", page 44

10.   Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

11. Please identity any interests you hold in subsidiaries, and whether those subsidiaries are wholly owned, majority owned, or minority owned, and your analysis as to whether interests in any of those subsidiaries subject you to the Investment Company Act of 1940.

Note 10. Long-Term Investments, page F-31

12. Please provide a detailed legal analysis explaining whether the Company is an "investment company" as defined in Section 3 of the Investment Company Act of 1940 (the "Company Act"). Your analysis should also identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities". Please also provide an explanation of the components of "Cash and cash equivalents" and "Term Deposit" as disclosed on page F-16 of the filing.

13. If the Company proposes to rely on an exclusion or exemption, provide us with a detailed legal analysis supporting your determination that the exclusion/exemption is available to you. Your analysis in response to this comment should include all facts upon which your determination is based, including relevant unconsolidated financial information.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Morgan Youngwood, Senior Staff Accountant at 202-51-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology